

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 19, 2012

Via Email
Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Blvd.
Long Island City, New York 11101

      Re: **Standard Motor Products, Inc.**
               Form 10-K for the Year Ended December 31, 2011
               Filed March 9, 2012
               File No. 001-04743

Dear Mr. Burke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 38

1.   We note from disclosures on page 70 and throughout the filing that you sell undivided interests in certain of your receivables to financial institutions. Since these arrangements could potentially be an unsustainable source of cash flows to you, please revise your future filings to disclose any known or expected uncertainties related to these

arrangements that will or are reasonably likely to result in material changes to your liquidity. Refer to the guidance in Item 303(a)(1) of Regulation S-K.

Critical Accounting Policies, page 41

Inventory Valuation, page 41

2.   We note your disclosures here and on pages 57-58 related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as "projected demand" for purposes of your inventory valuation analysis. Your revised disclosures should also indicate how you arrived at your estimates for projected demand and the historical variability of such estimates.

Item 8. Financial Statements and Supplementary Data, page 48

Note 17. Industry Segment and Geographic Data, page 92

3.   We note your disclosures on pages 63 and 94 related to your concentration of significant customers. Paragraph 280-10-50-42 of the FASB Accounting Standards Codification requires you to disclose the total amount of revenues from *each* customer and the identity of the segment or segments reporting these customer revenues. Please explain to us how your current presentation complies with this guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief